October 5, 2018

David C. Burney
Chief Financial Officer
Astronics Corporation
130 Commerce Way
East Aurora, New York 14052

       Re: Astronics Corporation
           Form 10-K for the Year Ended December 31, 2017
           Form 10-Q for the Quarter Ended June 30, 2018
           File No. 000-07087

Dear Mr. Burney:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2018

Notes to the Financial Statements
Note 1. Basis of Presentation
Precontract Costs, page 8

1. We note your disclosure that from time to time, you may incur costs in excess of the amounts required for existing contracts and as of June 30, 2018 you have capitalized $9.5 million of these costs in inventory. Please explain to us the nature of these costs that have been capitalized as of December 31, 2017 and in the six months ended June 30, 2018, and tell us the accounting literature relied upon for your accounting treatment of these costs at both period end dates. In this regard, also tell us how the capitalization of these costs during 2018 is consistent with your disclosure in Note 2 that under ASC 606, you expense incremental material costs of obtaining contracts with a customer. See guidance in ASC
 David C. Burney
Astronics Corporation
October 5, 2018
Page 2
         340-40-25.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameDavid C. Burney                         Sincerely,
Comapany NameAstronics Corporation
                                                          Division of
Corporation Finance
October 5, 2018 Page 2                                    Office of
Transportation and Leisure
FirstName LastName